Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Total reports third quarter 2003 results
Net income: 1.71 billion euros (+7%*) Earnings per share: 2.71 euros (+13%*) Earnings per share: 3.05 dollars (+30%*)

First nine months 2003 results excluding non-recurring items
Net income: 5.60 billion euros (+20%) Earnings per share: 8.77 euros (+26%) Earnings per share: 9.75 dollars (+51%)

Paris, November 7, 2003 — The Board of Directors of Total, chaired by CEO Thierry Desmarest, met on November 6, 2003 to review the third quarter 2003 accounts, which, for the first time, have been the subject of a limited quarterly review by the company’s auditors.

Net income rose to 1,710 million euros (M€) in the third quarter 2003, an increase of 7%* compared to the third quarter 2002.

Commenting on the results, Thierry Desmarest said :

“Looking at the third quarter 2003, our self-help efforts, notably our strong production growth, led to the increase in our euro-denominated earnings, given that the market environment was actually less favorable as compared to the third quarter 2002. In effect, the negative impacts of the falling dollar and the poor conditions for the chemicals were only partially offset by the higher oil prices and refining margins.

Strong cash flow after financing investments allowed Total to continue buying back shares under favorable conditions. As a result, third quarter earnings per share increased by 13%, which is above the rate of increase for net income.

Expressed in dollars, earnings per share rose by 30% to $3.05 per share in the third quarter 2003 from $2.35 a year ago.”

*	compared to the same period 2002 excluding non-recurring items. There were no non-recurring items in the third quarter 2003.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total — consolidated accounts

3Q03	3Q02%		in millions of euros	9M03	9M02%

24,469	25,423	-4%	Sales	77,119	75,642	+2%
2,939	2,824	+4%	Operating income from business segments (excl non-recurring items)	9,795	8,101	+21%
2,502	2,448	+2%	Upstream	7,824	6,789	+15%
335	107	+213%	Downstream	1,570	680	+131%
102	269	-62%	Chemicals	401	632	-37%
1,570	1,525	+3%	Net operating income from business segments (excl non-recurring items)	5,340	4,407	+21%
1,710	1,600	+7%	Net income excluding non-recurring items	5,597	4,651	+20%
1,710	1,637	+4%	Net income	5,435	4,569	+19%
2.71	2.40	+13%	Earnings per share (euros) excluding non-recurring items	8.77	6.94	+26%
1,916	2,125	-10%	Investments	4,918	6,334	-22%
150	464	-68%	Divestments at selling price	1,300	1,513	-14%
3,249	3,465	-6%	Cash flow from operating activities*	10,205	8,773	+16%

*	includes payments relating to the Toulouse-AZF plant explosion, offset by a long-term liability write-back of 302 M€ for the third quarter 2003 and 634 M€ for the first nine months of 2003

Non-recurring items

3Q03	3Q02	in millions of euros	9M03	9M02

		Impact of non-recurring items on operating income
—	(8)	Restructuring charges	—	(24)
—	(1)	Impairments	—	(22)
—	76	Other	—	67
—	67	Total	—	21
		Impact of non-recurring items on net income
—	62	Gains on asset sales	30	339
—	1	Toulouse-AZF plant impact	—	(148)
—	(1)	Restructuring charges and early retirement plans	(34)	(77)
—	(1)	Impairments	—	(15)
—	(24)	Other	(158)*	(181)**
—	37	Total	(162)	(82)

*	includes (155) M€ provision for Chemicals
**	includes (151) M€ related UK tax changes

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

Number of shares

3Q03	3Q02%		millions	9M03	9M02%

630.5	667.9	-6%	Fully-diluted weighted-average shares	638.0	669.7	-5%

Market environment

3Q03	3Q02%			9M03	9M02%

1.12	0.98	-13%*	€/$	1.11	0.93	-16%*
28.4	27.0	+5%	Brent ($/b)	28.6	24.4	+17%
14.6	8.6	+70%	European refining margins TRCV($/t)	21.5	5.3	x4.1

*	change in the dollar versus the euro

Third quarter 2003 results

Higher hydrocarbon prices and better refining margins in Europe and the US led to a more favorable oil market environment in the third quarter 2003 as compared to the third quarter 2002. However, these changes could not offset the negative impact of the sharp decline in the dollar relative to the euro and the difficult market conditions for chemicals, particularly in Europe.

Despite the overall less favorable environment, operating income from the business segments excluding non-recurring items rose by 4% to 2,939 M€ in the third quarter 2003 from 2,824 M€ in the same quarter last year primarily due to the positive effects of self-help programs, notably the growth in Upstream production.

Net operating income excluding non-recurring items increased by 3% to 1,570 M€ in the third quarter 2003 from 1,525 M€ in the third quarter 2002. There were no non-recurring items in the third quarter 2003.

Net income excluding non-recurring items rose by 7% to 1,710 M€ in the third quarter 2003 from 1,600 M€ in the third quarter 2002. The larger percentage increase relative to net operating income is primarily due to the lower net cost of net debt.

Reported net income was 1,710 M€ in the third quarter 2003 compared to 1,637 M€ in the third quarter 2002, which includes net positive impact from non-recurring items of 37 M€.

Third quarter 2003 earnings per share, based on 630.5 million fully-diluted weighted-average shares, was 2.71 euros, an increase of 13% compared to the third quarter 2002 earnings per share excluding non-recurring items of 2.40 euros. Earnings per share increased by more than net income as a result of the large share buyback program over the past year.

During the third quarter 2003, Total bought back 7.1 million of its shares for 0.97 billion euros (B€). The number of fully-diluted shares at September 30, 2003 was 627.9 million.

The net-debt-to-equity ratio was 25.6% at September 30, 2003 compared to 27.1% at June 30, 2003.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

Cash flow from operating activities decreased by 6% to 3,249 M€ for the third quarter 2003. Excluding third quarter 2003 payments of 302 M€ made from the reserve established for the Toulouse-AZF plant explosion, cash flow from operating activities increased by 2%.

During the third quarter 2003 investments were 1,916 M€, 10% lower than in the same period last year; however, expressed in dollars, investments increased by 3%.

Divestments in the third quarter 2003, based on selling price, were 150 M€.

Free cash flow was 1,483 M€ in the third quarter 2003 compared to 1,804 M€ in the third quarter 2002.

Upstream

3Q03	3Q02%		Upstream key figures	9M03	9M02%

2,542	2,351	+8	Hydrocarbon production (kboe/d)	2,522	2,379	+6
1,654	1,604	+3%	• Liquids (kb/d)	1,649	1,580	+4%
4,831	4,102	+18%	• Gas (Mcfd)	4,759	4,382	+9%
2,502	2,448	+2%	Operating income (M€) excluding non-recurring items	7,824	6,789	+15%
1,241	1,185	+5%	Net operating income (M€) excluding non-recurring items	3,864	3,452	+12%
1,258	1,430	-12%	Investments (M€)	3,554	4,629	-23%
85	141	-40%	Divestments (M€) at selling price	309	470	-34%
2,569	2,214	+16%	Cash flow — operating activities (M€)	7,024	5,611	+25%

Operating income from the Upstream segment excluding non-recurring items rose by 2% to 2,502 M€ in the third quarter 2003 from 2,448 M€ in the third quarter 2002. Strong production growth coupled with higher oil and gas prices offset the negative impact of the depreciation of the dollar relative to the euro.

Net operating income from the Upstream segment excluding non-recurring items rose by 5% to 1,241 M€ in the third quarter 2003.

Hydrocarbon production grew by 8% to 2,542 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2003 from 2,351 kboe/d in the third quarter 2002. The high growth rate is linked to recent start-ups and production ramp-ups at new fields; in addition, it also reflects the lower level of summer shut-downs in the North Sea during the third quarter 2003 as compared to the same quarter last year.

Liquids production rose by 3% to 1,654 thousand barrels per day (kb/d) in the third quarter 2003 from 1,604 kb/d in the third quarter 2002. The increase stems primarily from production at the South Pars and Balal fields in Iran, the start-up of the Amenam field in Nigeria, the ramp up of production at Sincor in Venezuela, and the contribution of fields in the UK North Sea.

Gas production grew by 18% to 4,831 million cubic feet per day (Mcfd) in the third quarter 2003 from 4,102 Mcfd in the third quarter 2002. The main contributors to the increase are fields in the North Sea, the Peciko field in Indonesia and Canyon Express in the Gulf of Mexico.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

Exploration & Production highlights for the third quarter 2003 included two start-ups: the Amenam/Kpono field (Total-operated 30.4%) in Nigeria which is expected to plateau at 125 kb/d and the Al Jurf field (Total-operated 37.5%) in Libya which is expected to plateau at 40 kb/d.

Total took an important step in further developing its strategy in the Middle East by signing an agreement with Saudi Arabia to form a joint venture with the national oil company Saudi Aramco for the exploration of gas in the southern part of the country. In addition, for the Balal field (Total 46.75%) in Iran, Total achieved the production plateau of 40 kb/d and then transferred operatorship of the field to the National Iranian Oil Company (NIOC) as per the terms of the contract.

In Pakistan, Total signed two production sharing contracts on offshore blocks G and H (Total-operated 40%).

In the Gulf of Mexico, Total was the high bidder on 18 deep-water exploration blocks in the August 20 lease sale.

Gas and power highlights included signing a sales and purchase agreement with Nigeria LNG Ltd. This agreement, which relates to the supply of LNG starting in 2007, is part of Total’s strategy to develop its Atlantic basin LNG marketing activities. Also within the framework of this strategy, Total signed an agreement with Shell to acquire a 25% share in the Mexican Altamira re-gasification terminal project.

Downstream

3Q03	3Q02%		Downstream key figures	9M03	9M02%

2,503	2,331	+7%	Refinery throughput* (kb/d)	2,441	2,394	+2%
335	107	+213%	Operating income (M€) excluding non-recurring items	1,570	680	+131%
287	134	+114%	Net operating income (M€) excluding non-recurring items	1,278	602	+112%
212	287	-26%	Investments (M€)	531	647	-18%
63	87	-28%	Divestments (M€) at selling price	120	169	-29%
269	249	+8%	Cash flow — operating activities (M€)	3,312	1,635	+103%

*	includes share of Cepsa

Operating income from the Downstream segment excluding non-recurring items rose to 335 M€ in the third quarter 2003 from 107 M€ in the third quarter 2002. The rebound in refining margins from the low level of the third quarter 2002 and the small increase in marketing margins more than offset the weakness of the dollar relative to the euro.

Self-help programs and the substantially higher refinery throughput in the third quarter 2003 also contributed to the increase in operating income.

Refinery throughput rose by 7% to 2,503 kb/d in the third quarter 2003 from 2,331 kb/d in the third quarter 2002, which was impacted by a high level of turnarounds. The third quarter 2003 utilization rate improved to 94%.

Net operating income from the Downstream segment excluding non-recurring items increased to 287 M€ in the third quarter 2003 from 134 M€ in the third quarter 2002.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

Chemicals

3Q03		3Q02%		Chemicals key figures (M€)	9M03		9M02%

4,182		4,825	-13%	Sales	12,925		14,730	-12%
102		269	-62%	Operating income excluding non-recurring items	401		632	-37%
42		206	-80%	Net operating income excluding non-recurring items	198		353	-44%
453		326	+39%	Investments	788		866	-9%
10		62	ns	Divestments at selling price	797		103	ns
281	*	379	-26%	Cash flow from operating activities	96	**	417	-77%

the paints business was sold in February 2003
*	this amount would be 583 M€ excluding disbursements of 302 M€ related to the Toulouse-AZF reserve
**	this amount would be 730 M€ excluding disbursements of 634 M€ related to the Toulouse-AZF reserve

Sales for the Chemicals segment fell by 13% to 4,182 M€ in the third quarter 2003 from 4,825 M€ in the third quarter 2002.

Operating income from the Chemicals segment excluding non-recurring items fell by 62% to 102 M€ in the third quarter 2003 from 269 M€ in the third quarter 2002 due notably to the divestiture of the paints activity. The third quarter 2003 results include the contribution from the Total-Samsung joint venture since August 1, 2003.

The Base chemicals & polymers sector faced a depressed market environment marked by high feedstock prices and weak polymers demand, notably in chlorochemicals.

The Intermediates sector was penalized by weak economic conditions in Europe and rising raw material prices.

Most of the Specialties continued to resist well the difficult economic conditions.

Implementation of self-help programs partially offset the negative impact of the weak environment.

Net operating income from the Chemicals segment excluding non-recurring items fell to 42 M€ in the third quarter 2003 from 206 M€ in the third quarter 2002.

The third quarter 2003 highlights included the finalization of the joint-venture agreement with Samsung Chemicals and the signing of a memorandum of understanding with ADNOC for the construction of a melamine plant in Abu Dhabi.

Nine months 2003 results

For the first nine months of 2003 compared to the first months of 2002, Total benefited from a more favorable market environment: a higher oil price and a sharp rebound in refining margins more than offset the depreciation of the dollar relative to the euro and the overall weakness in the Chemicals environment.

In this context, operating income from the business segments excluding non-recurring items rose by 21% to 9,795 M€ in the first nine months of 2003 from 8,101 M€ in the same period last year.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

Net operating income from the business segments excluding non-recurring items rose by 21% to 5,340 M€ in the first nine months of 2003 from 4,407 M€ in the first nine months of 2002.

Net income excluding non-recurring items for the first nine months of 2003 increased by 20% to 5,597 M€ from 4,651 M€ in the first nine months of 2002.

Reported net income for the first nine months of 2003 was 5,435 M€ as compared to 4,569 M€ for the same period last year. These results include non-recurring items with a net negative impact of 162 M€ in 2003 and a net negative impact of 82 M€ in 2002.

For the first nine months of 2003, earnings per share excluding non-recurring items, calculated based on 638.0 million fully-diluted weighted-average shares, was 8.77 euros, an increase of 26% compared to the earnings per share excluding non-recurring items of 6.94 euros for the same period last year. Earnings per share increased by more than net income, reflecting the accretive impact of the share buyback program.

Key operational data the first nine months of 2003 include:
–	hydrocarbon production rose by 6% to 2,522 kboe/d from 2,379 kboe/d,
–	refinery throughput increased 2% to 2,441 kb/d from 2,394 kb/d,
–	Chemical sales fell by 12% to 12,925 M€ from 14,730 M€ (excluding the impact of the recently divested paints activities, the decrease was only 4%).

For the first nine months of 2003, investments were 4,918 M€ (72% allocated to the Upstream) or 22% less than the same period last year. The lower level of euro-denominated investments is due primarily to the depreciation of the dollar relative to the euro.

Divestments for the first nine months of 2003, based on selling prices, amounted to 1,300 M€ and were comprised essentially of the disposal of the paints activity.

Free cash flow for the first nine months of 2003 was 6,587 M€ as compared to 3,952 M€ for the same period last year.

Cancellation of outstanding shares

The Board of Directors at the November 6, 2003 meeting decided to cancel 30.1 million shares effective November 21, 2003. As of that date, the share capital will be 6,480,261,540 euros representing 648,026,154 shares at 10 euros nominal value per share.

As a result of the share cancellation, Total will be able to continue its share buyback program over the coming months.

Summary and outlook

The return on average capital employed (ROACE) calculated for the period October 1, 2002 to September 30, 2003 was 18%. The return on equity (ROE) calculated for the same twelve month period was 24%.

Since the start of the fourth quarter, the oil market environment has remained favorable with oil prices slightly above the third quarter level and refining margins unchanged. The dollar remains weak relative to the euro and the Chemicals environment continues to be difficult.

Total is continuing to buy back shares and in October 2003 bought back 1.835 million shares for 0.25 B€.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

Year-to-date hydrocarbon production over the first nine months of 2003 and the sustained pace of operations since the start of the fourth quarter allow confirmation of the targeted 5% production growth for 2003.

◆ ◆ ◆

The September 30, 2003 notes to the consolidated accounts are available on the Total web site (www.total.com). The quarterly accounts have been the subject of a limited review by the company’s auditors. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission.

Total reports the impact on income of non-recurring items, consisting of incomes and charges for the period, which are unusual or significant in nature. Items from incomes from business segments excluding non-recurring items, and net income per share excluding non-recurring items, presented in financial communications (operating income from business segments excluding non-recurring items, net operating income from business segments excluding non-recurring items and net income excluding non-recurring items) and in the footnotes to the financial statements of the Group containing segment data are non-GAAP measures obtained by excluding the non-recurring items described above from the GAAP figures. They are presented in order to facilitate the analysis of financial performance and the comparison of income between periods.

To access the conference call in listen-only mode between Robert Castaigne, CFO of Total, and financial analysts today at 3:00 p.m (Paris time), please dial +44 207 162 0188 from Europe or 1-334-420-4950 from the US (access code: Total). For a replay, please dial +44 208 288 4459 from Europe (access code: 386062) or 1-334-323-6222 from the US (access code: 386062).

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

OPERATING INFORMATION BY SEGMENT
THIRD QUARTER AND NINE MONTHS 2003

Upstream

Combined liquids and gas production by region

3Q03	3Q02%		in kboe/d	9M03	9M02%

836	777	+8%	Europe	876	851	+3%
724	650	+11%	Africa	707	664	+6%
60	41	+46%	North America	60	42	+43%
252	219	+15%	Far East	232	220	+5%
437	474	-8%	Middle East	450	425	+6%
224	186	+20%	South America	190	172	+10%
9	4	n.m.	Rest of world	7	5	n.m
2,542	2,351	+8%	Total	2,522	2,379	+6%

Liquids production by region

3Q03	3Q02%		in kb/d	9M03	9M02%

441	437	+1%	Europe	461	454	+2%
639	585	+9%	Africa	628	595	+6%
3	4	ns	North America	4	5	ns
26	22	+18%	Far East	25	23	+9%
387	427	-9%	Middle East	397	382	+4%
149	125	+19%	South America	127	116	+9%
9	4	n.m.	Rest of world	7	5	n.m.
1,654	1,604	+3%	Total	1,649	1,580	+4%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

Gas production by region

3Q03	3Q02%		in Mcfd	9M03	9M02%

2,139	1,865	+15%	Europe	2,256	2,163	+4%
447	345	+30%	Africa	415	369	+12%
307	196	+57%	North America	304	198	+54%
1,260	1,129	+12%	Far East	1,163	1,126	+3%
270	238	+13%	Middle East	277	223	+24%
408	329	+24%	South America	344	303	+14%
—	—	—	Rest of world	—	—	—
4,831	4,102	+18%	Total	4,759	4,382	+9%

Downstream

Refinery throughput by region

3Q03	3Q02%		in kb/d	9M03	9M02%

1,015	922	+10%	France	934	917	+2%
1,174	1,159	+1%	Rest of Europe	1,201	1,195	+1%
314	250	+26%	Rest of world	306	282	+9%
2,503	2,331	+7%	Total*	2,441	2,394	+2%

*	includes share of Cepsa

Chemicals

3Q03	3Q02%		Key figures (B€)	9M03	9M02%

4.18	4.82	-13%	Sales	12.93	14.73	-12%

1.91	1.98	-4%	• Base chemicals & polymers	5.81	5.77	+1%
0.88	0.92	-4%	• Intermediates	2.77	2.93	-5%
1.39	1.92	-28%	• Specialties*	4.34	6.00	-28%
—	—	nm	• Corporate — Chemicals	0.01	0.03	nm
0.10	0.27	-63%	Operating Income**	0.40	0.63	-37%

0.02	0.06	-67%	• Base chemicals & polymers	0.05	—	nm
0.01	0.06	-83%	• Intermediates	0.11	0.24	-54%
0.10	0.17	-41%	• Specialties*	0.31	0.47	-34%
(0.03)	(0.02)	nm	• Corporate — Chemicals	(0.07)	(0.08)	nm

*	paints divested in February 2003
**	excluding non-recurring items